Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes	$100,477	$114,612	$199,735	$210,461

Interest and other debt expense	20,477	13,724	44,983	37,050

Interest portion of rental expense	218	91	285	281

Earnings before fixed charges	$121,172	$128,427	$245,003	$247,792

Fixed charges:

Interest and other debt expense	$20,477	$13,724	$44,983	$37,050

Interest portion of rental expense	218	91	285	281

Capitalized interest	123	98	318	269

Total fixed charges	$20,818	$13,913	$45,586	$37,600

Ratio of earnings to fixed charges	5.82	9.23	5.37	6.59